Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results for the Three and Nine Months Ended September 30, 2014, Provides an Update on Financing, and Announces a $20 Million Share Repurchase Plan

HAMILTON, Bermuda--(BUSINESS WIRE)--November 4, 2014--Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced results for the three and nine months ended September 30, 2014.

Highlights

  Reported a net profit of $117,000 for the three months ended September 30, 2014, or 0.4 cents basic and diluted earnings per share, as compared to a net loss of $920,000, or 6.3 cents basic and diluted net loss per share, for the three months ended September 30, 2013.
  Results for the three months ended September 30, 2014 reflect strong relative chartering performance combined with efficient operations in an otherwise challenging market environment. Average daily time charter rates for the third quarter were $15,237 for Eco-design MR product tankers and $13,919 day for Eco-mod MR product tankers.
  The charter market has improved significantly going into the fourth quarter, with daily MR spot rates for the TC2-14 Atlantic triangulation estimated to be $20,504 and for the TC4-11 Pacific triangulation estimated to be $17,889 as of November 3, 2014. Reflecting this improvement, Ardmore’s three spot-trading vessels are earning average daily rates of approximately $18,500 for voyages in progress.
  Completed bank financing for the entire fleet, including loan agreements in place for vessels under construction.
  Continued to grow the Company’s fleet with the delivery of two vessels (Ardmore Sealeader and Ardmore Sealifter) in the third quarter, and continuing to seek compelling single-ship, block or fleet acquisition opportunities.
  Declared a cash dividend on October 15, 2014 of $0.10 per common share for the quarter ended September 30, 2014.
  Announcing a $20 million share repurchase plan, which will remain effective for up to three years, in order to repurchase shares opportunistically in the open market or in privately negotiated transactions.

Anthony Gurnee, the Company’s Chief Executive Officer commented:

“We are very pleased to report a profitable third quarter which builds on our net profit reported in the second quarter of 2014. This was achieved in otherwise challenging market conditions and confirms the value of our flexible approach to vessel employment and cost management, which is generating strong cash-flow relative to the market. During the quarter, we continued to execute our growth strategy, taking delivery of two fuel-efficient MR product tankers.

As we move into the fourth quarter and towards a winter market, we are encouraged by signs of significant charter market strengthening, with daily spot rates above $19,000 on average for key Atlantic and Pacific MR triangulations. We believe that Ardmore is well positioned to benefit from a strengthening market, through vessels engaged in the spot market, anticipated time charter renewals, and ten ships delivering throughout 2015 which are presently open or committed to a spot trading commercial arrangement with a major oil trader.”

Mr. Gurnee continued:

“We are also very pleased to have completed a debt facility for the Ardmore Seamariner with NIBC Bank, and we look forward to building on the relationship. Ardmore’s bank group now extends to six leading shipping banks including, ABN AMRO, DVB, Nordea, Skandinaviska Enskilda Banken, Credit Agricole and NIBC, with other banks interested in commencing a lending relationship. We have now successfully secured bank finance for the entire fleet, including committed financing for vessels under construction, which significantly enhances our financial flexibility in executing our growth strategy. We are continuing to seek out compelling single-ship, block or fleet acquisition opportunities.

We are pleased to announce the initiation of a share repurchase program. We are very positive about Ardmore’s business prospects, and the current share price represents a considerable discount and a fundamental disconnect to the implicit value of our modern, high-quality and fuel efficient fleet. The share repurchase program, which together with our consistent dividend policy and accretive fleet growth strategy, reaffirms our focus on creating long-term shareholder value.”

Summary of Recent and Third Quarter 2014 Events

Fleet

Deliveries

On July 22, 2014, Ardmore took delivery of the Ardmore Sealifter, a 47,472 deadweight tonne (“Dwt”) vessel constructed at Onomichi Dockyard in Japan in July 2008, which Ardmore acquired on June 10, 2014 for a purchase price of approximately $23 million. Following delivery, the vessel was upgraded to Eco-mod and commenced employment in the spot market.

On August 21, 2014, Ardmore took delivery of the Ardmore Sealeader, a 47,463 Dwt vessel constructed at Onomichi Dockyard in Japan in August 2008, which Ardmore acquired on June 10, 2014 for a purchase price of approximately $23 million. Following delivery, the vessel was upgraded to Eco-mod and commenced employment in the spot market.

Fleet Operations and Employment

The Company has 14 vessels currently in operation and 10 Eco-design vessels under construction. Two of the vessels under construction, which were scheduled to deliver in November / December 2014, are now expected to deliver in the first quarter of 2015, with the first vessel expected to deliver in early January.

The Company’s 14 vessels in operation include five Eco-design MR product and chemical tankers, five Eco-mod product tankers and four Eco-mod product and chemical tankers.

Eco-design MR Product and Chemical Tankers

During the third quarter of 2014, four of the Company’s five Eco-design MR vessels were employed on time charters at an average daily rate of $16,188. The average midpoint expiry of these time charters is February 21, 2015. One of these time charters contains a market-based profit share component. The Ardmore Endeavour was employed in the spot market at an average daily rate of $11,431, including repositioning days from delivery.

For the fourth quarter of 2014, the Company expects to have 80% of the revenue days for its five Eco-design MR vessels covered by time charter employment at an average daily rate of $15,837 before profit share adjustments, and 20% of revenue days employed in the spot market.

Eco-mod MR Product and Chemical Tankers

During the third quarter of 2014, four of the Company’s six Eco-mod MR vessels were employed on time charters at an average daily rate of $13,830. The average midpoint expiry of these time charters is January 19, 2015, and three of these charters have escalating rates over the period. The Company took delivery of its fifth and sixth Eco-mod MR vessels, the Ardmore Sealifter and Ardmore Sealeader, on July 22, 2014 and August 21, 2014, respectively. During the third quarter of 2014, both vessels were employed in the spot market at an average daily rate of $14,200 including repositioning days from delivery.

For the fourth quarter of 2014, the Company expects to have 67% of the revenue days for the four Eco-mod MR vessels covered by time charter employment at an average daily rate of $14,383, and 33% of the revenue days, representing the two remaining Eco-mod MR vessels in operation, employed in the spot market.

Eco-mod Chemical Tankers

During the third quarter of 2014, the Company had one 29,006 Dwt chemical tanker employed on a time charter at a daily rate of $13,549, and two 17,589 Dwt and 17,569 Dwt chemical tankers employed in a pool earning an average daily rate of $9,058. The expected midpoint expiry of the time charter is January 30, 2015.

For the fourth quarter of 2014, the Company expects to have 40% of the revenue days for the chemical tankers covered by time charter employment at an average daily rate of $13,549 and 60% of revenue days employed in a pool whose earnings are derived from the spot market.

Drydocking

The Ardmore Seamaster completed its second special survey on July 29, 2014. The Ardmore Calypso and Ardmore Capella are expected to enter drydock in the fourth quarter of 2014 and the Company expects that drydock days for both vessels will be approximately 48 days in the aggregate.

Financing

On July 24, 2014, Ardmore increased the amount of its existing debt facility with ABN AMRO Bank N.V., Nordea Bank Finland Plc, and Skandinaviska Enskilda Banken AB from $172 million up to $225 million. On August 7, 2014, Ardmore borrowed an aggregate of $36.2 million under the facility to partially finance the Ardmore Endeavour and Ardmore Sealifter. On September 19, 2014, Ardmore borrowed an additional $14.4 million for the Ardmore Sealeader. Interest for the August and September borrowings is calculated at a rate 2.95% above LIBOR. The remaining facility will be used to provide financing for eight of the Company’s ten vessels currently on order. Drawdowns will be made in line with deliveries of each vessel, which are expected to commence in January 2015. Interest is calculated on each tranche for the Company’s vessels on order at a rate of 3.15% above LIBOR.

On August 26, 2014, Ardmore filed a shelf registration statement with the U.S. Securities and Exchange Commission. The registration statement allows Ardmore to issue various types of securities, including common stock, preferred stock, debt securities, warrants or units, from time to time up to an aggregate amount of $300 million.

On September 12, 2014, Ardmore entered into a long-term loan facility with NIBC Bank N.V. for $13.5 million. The proceeds from the facility were drawn on September 18, 2014 to finance the Ardmore Seamariner and the borrowed amount bears interest at a rate of 2.90% above LIBOR.

As of September 30, 2014, all of Ardmore’s fleet has bank financing in place. Debt has been drawn down for all vessels in operation, and committed financing is in place for the Company’s ten vessels on order.

Dividend

On October 15, 2014, Ardmore’s Board of Directors announced a cash dividend of $0.10 per share for the quarter ended September 30, 2014. The cash dividend is payable on November 14, 2014 to all shareholders of record on October 31, 2014.

Share Repurchase Plan

On October 30, 2014, Ardmore’s Board of Directors approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company's common stock for up to three years. Ardmore expects to repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares, and at any time Ardmore may suspend, delay or discontinue the share repurchase plan.

Results for the three months ended September 30, 2014 and 2013

For the three months ended September 30, 2014, the Company reported EBITDA (see “Non-GAAP Measures” section below) of $5.8 million, an increase of $3.0 million from $2.8 million for the three months ended September 30, 2013. The Company reported a net profit of $0.1 million, or $0.004 basic and diluted earnings per share, for the three months ended September 30, 2014, as compared to a net loss of $0.9 million, or $0.063 basic and diluted loss per share, for the three months ended September 30, 2013.

For the three months ended September 30, 2014, the Company reported adjusted EBITDA (see “Non-GAAP Measures” section below) of $6.1 million, an increase of $2.7 million from $3.4 million for the three months ended September 30, 2013. Adjusted net profit (see "Non-GAAP Measures" section below) amounted to $0.5 million, or $0.018 basic and diluted adjusted earnings per share (see "Non-GAAP Measures" section below), for the three months ended September 30, 2014, as compared to an adjusted net loss of $0.3 million, or $0.023 basic and diluted adjusted loss per share, for the three months ended September 30, 2013. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable, along with initial public offering costs for the three months ended September 30, 2013.

Results for the nine months ended September 30, 2014 and 2013

For the nine months ended September 30, 2014, the Company reported EBITDA (see “Non-GAAP Measures” section below) of $14.7 million, an increase of $6.7 million from $8.0 million for the nine months ended September 30, 2013. The Company reported a net loss of $0.2 million, or $0.008 basic and diluted loss per share, for the nine months ended September 30, 2014, as compared to a net loss of $2.1 million, or $0.209 basic and diluted loss per share, for the nine months ended September 30, 2013.

For the nine months ended September 30, 2014, the Company reported adjusted EBITDA (see “Non-GAAP Measures” section below) of $15.8 million, an increase of $6.9 million from $8.9 million for the nine months ended September 30, 2013. Adjusted net profit (see “Non-GAAP Measures” section below) amounted to $0.8 million, or $0.035 basic and diluted adjusted earnings per share (see “Non-GAAP Measures” section below), for the nine months ended September 30, 2014, as compared to an adjusted net loss of $1.0 million, or $0.100 basic and diluted adjusted net loss per share for the nine months ended September 30, 2013. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable, along with initial public offering costs and deferred finance fee write-offs for the nine months ended September 30, 2013.

Management’s Discussion and Analysis of Financial Results

Revenue for the three months ended September 30, 2014 was $18.9 million, an increase of $8.3 million from $10.6 million for the three months ended September 30, 2013. The increase is due to an increase in the average number of owned vessels to 13.2 for the three months ended September 30, 2014, from 8.0 for the three months ended September 30, 2013. The Ardmore Seavantage, Ardmore Seamariner, Ardmore Seavanguard, Ardmore Endeavour, Ardmore Sealifter and Ardmore Sealeader commenced trading on January 18, February 1, February 17, June 25, July 22 and August 21, 2014 respectively. Fleet time charter equivalent rates per day also increased in the three months ended September 30, 2014, amounting to $13,646 per day as compared to $13,199 per day for the three months ended September 30, 2013.

Commissions and voyage related costs were $3.1 million for the three months ended September 30, 2014, an increase of $1.9 million from $1.2 million for the three months ended September 30, 2013. This increase is due to 448 additional revenue days during the third quarter of 2014, in line with the additional vessel deliveries in 2014. The employment of three recently acquired vessels under spot chartering arrangements also increased commissions and voyage costs for the quarter. Under a spot chartering arrangement, all voyage expenses are borne by Ardmore, as opposed to the charterer; under time chartering arrangements, the charterer typically pays voyage expenses.

Vessel operating expenses were $7.9 million for the three months ended September 30, 2014, an increase of $3.1 million from $4.8 million for the three months ended September 30, 2013. This increase is primarily due to an increase in the number of vessels in operation for the three months ended September 30, 2014, in addition to the timing of operating expenses between quarters. Fleet operating costs per day, including technical management fees, were $6,338 for the three months ended September 30, 2014, as compared to $6,350 for the three months ended September 30, 2013.

Depreciation expense for the three months ended September 30, 2014 was $4.1 million, an increase of $1.8 million from $2.3 million for the three months ended September 30, 2013. The increase is due to an increase in the average number of owned vessels to 13.2 for the three months ended September 30, 2014, from 8.0 for the three months ended September 30, 2013.

Amortization of deferred dry dock expenditure for the three months ended September 30, 2014 was $0.5 million, as compared with $0.3 million for the three months ended September 30, 2013. This increase is due to timing of scheduled drydockings occurring across the fleet. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses for the three months ended September 30, 2014 were $2.1 million, as compared to $1.8 million for the three months ended September 30, 2013. The increase is primarily due to costs associated with being a publicly listed company.

Interest expense and finance costs (which include loan interest, capital lease interest and amortization of deferred financing fees) for the three months ended September 30, 2014 were $1.1 million, as compared to $1.1 million for the three months ended September 30, 2013. Cash interest expense increased by $0.4 million as a result of an increase in the average debt balance following the delivery of vessels since September 30, 2013. The overall interest expense charge has remained flat as a result of an increase in the amount of capitalized interest relating to vessels under construction, which offsets the cash interest expense. Capitalized interest amounted to $1.0 million for the three months ended 30 September, 2014, an increase of $0.4 million from $0.6 million for the three months ended September 30, 2013. Capitalized interest has increased in line with deposits paid for Ardmore’s current vessels on order.

Liquidity

As of September 30, 2014, the Company had $66.0 million (December 31, 2013: $56.9 million) available in cash and cash equivalents.

The following debt and capital lease liabilities were outstanding as of the dates indicated:

	As of
	Sep 30, 2014	Dec 31, 2013
Debt	189,752,000	88,860,000
Capital Leases	29,214,224	30,379,015
Total	218,966,224	119,239,015

Conference Call

The Company plans to have a conference call on Tuesday, November 4, 2014 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2014. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

1. By dialing 888-359-3624 (U.S.) or 719-325-2428 (International) and entering the conference participant passcode 6821251.

2. By accessing the live webcast at Ardmore Shipping’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the passcode 6821251 to access the audio replay. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 Dwt to 50,300 Dwt. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provide its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Ardmore Shipping Corporation Unaudited Condensed Interim Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Sep 30, 2014	Dec 31, 2013
Current assets
Cash and cash equivalents	65,997,724	56,860,845
Receivables, trade	3,732,103	743,406
Working capital advances	500,000	534,571
Prepayments	1,240,364	471,563
Advances and deposits	1,926,274	1,894,317
Other receivables	511,071	321,810
Inventories	2,855,781	1,131,466
Total current assets	76,763,317	61,957,978

Non-current assets
Vessels and vessel equipment, net	375,386,398	201,700,229
Deferred dry dock expenditure, net	3,666,216	1,339,238
Vessels under construction	93,273,156	89,015,139
Other non-current assets, net	168,243	158,308
Deferred finance charges, net	8,091,732	3,794,741
Total non-current assets	480,585,745	296,007,655

TOTAL ASSETS	557,349,062	357,965,633

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	6,657,248	3,999,311
Charter revenue received in advance	1,325,101	1,806,600
Other payables	647,896	5,436
Accrued interest on loans	900,834	557,160
Current portion of long-term debt	18,094,928	9,100,000
Current portion of capital lease obligations	1,671,019	1,578,686
Total current liabilities	29,297,026	17,047,193

Non-current liabilities
Non-current portion of long-term debt	171,657,072	79,760,000
Non-current portion of capital lease obligations	27,543,205	28,800,329
Total non-current liabilities	199,200,277	108,560,329

Equity
Share capital	261,000	180,500
Additional paid in capital	341,317,134	244,702,577
Accumulated deficit	(12,726,375)	(12,524,966)
Total equity	328,851,759	232,358,111

TOTAL LIABILITIES AND EQUITY	557,349,062	357,965,633

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
REVENUE
Revenue	18,861,206	10,620,399	45,076,068	26,240,765

OPERATING EXPENSES
Commissions and voyage related costs	3,070,280	1,175,820	3,615,964	1,499,902
Vessel operating expenses	7,924,360	4,803,185	20,430,678	13,033,337
Depreciation	4,081,901	2,335,138	10,505,031	6,064,064
Amortization of deferred dry dock expenditure	511,249	340,872	1,467,087	1,055,294
General and administrative expenses	2,091,411	1,817,851	6,288,234	3,715,387
Total operating expenses	17,679,201	10,472,866	42,306,994	25,367,984

Profit from operations	1,182,005	147,533	2,769,074	872,781

Interest expense and finance costs	(1,056,730)	(1,060,320)	(2,946,752)	(3,003,269)
Interest income	3,077	2,320	13,377	4,511

Profit/(loss) before taxes	128,352	(910,467)	(164,301)	(2,125,977)

Income tax	(11,054)	(9,560)	(37,108)	(23,942)

Net profit/(loss)	117,298	(920,027)	(201,409)	(2,149,919)

Earnings / (Loss) per share, basic and diluted	0.004	(0.063)	(0.008)	(0.209)
Weighted average number of shares, basic and diluted	26,100,000	14,680,435	24,042,308	10,284,189

Ardmore Shipping Corporation Unaudited Condensed Interim Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Nine months ended
	Sep 30, 2014	Sep 30, 2013
OPERATING ACTIVITIES
Net loss	(201,409)	(2,149,919)
Non-cash items:
Depreciation	10,505,031	6,064,064
Amortization of deferred dry dock expenditure	1,467,087	1,055,294
Share based compensation	1,035,538	219,508
Amortization of deferred finance charges	658,624	603,756
Changes in operating assets and liabilities:
Receivables, trade	(2,988,697)	(197,499)
Working capital advances	34,571	792,693
Prepayments	(768,801)	(305,872)
Advances and deposits	(31,957)	(245,667)
Other receivables	(189,261)	150,002
Inventories	(1,724,315)	(555,751)
Payables, trade	2,657,937	2,954,153
Charter revenue received in advance	(481,499)	23,130
Other payables	642,460	21,472
Amounts due to related parties	-	(600,000)
Accrued interest on loans	343,674	72,552
Deferred dry dock expenditure	(3,794,065)	(214,575)
Net cash provided by operating activities	7,164,918	7,687,341

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(152,589,288)	(58,944,342)
Payments for vessels under construction	(35,817,991)	(69,179,606)
Payments for other non-current assets	(51,873)	(62,586)
Net cash used in investing activities	(188,459,152)	(128,186,534)

FINANCING ACTIVITIES
Proceeds from long-term debt	109,125,000	47,030,000
Repayments of long term debt	(8,233,000)	(22,995,000)
Proceeds from capital leases	-	31,500,000
Repayments of capital leases	(1,164,791)	(736,719)
Payments for deferred finance charges	(4,955,615)	(1,229,812)
Net proceeds from equity offering	102,684,519	128,573,720
Payment of dividend	(7,025,000)	-
Shareholder contributions	-	400
Net cash provided by financing activities	190,431,113	182,142,589

Net increase in cash and cash equivalents	9,136,879	61,643,396

Cash and cash equivalents at the beginning of the year	56,860,845	15,334,123

Cash and cash equivalents at the end of the period	65,997,724	76,977,519

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013

ADJUSTED EBITDA(1)	6,122,739	3,406,301	15,776,730	8,933,022

AVERAGE DAILY DATA
Fleet TCE per day(2)	13,646	13,199	14,006	13,021

Fleet operating costs per day(3)	5,968	5,970	6,071	6,038
Technical management fees per day(4)	370	380	362	386
	6,338	6,350	6,433	6,424

MR Product & Chemical Tankers “Eco-design”
TCE per day(2)	15,237	16,012	15,527	16,252
Vessel operating costs per day(5)	5,782	5,803	5,937	5,911

MR Product & Chemical Tankers “Eco-mod”
TCE per day(2)	13,919	13,799	14,317	13,764
Vessel operating costs per day(5)	6,722	6,730	6,803	6,676

Chemical Tankers “Eco-mod”
TCE per day(2)	10,555	10,720	11,398	10,978
Vessel operating costs per day(5)	6,598	6,334	6,586	6,378

FLEET
Upgrades and enhancements expensed	224,238	129,782	395,114	396,621

Average number of owned operating vessels	13.2	8.0	11.4	7.2

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the to the most directly comparable GAAP measure under the “Non-GAAP Measures” section below.
(2)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication Victualing and Entertainment Income (“CVE”). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred by commercial managers.
(3)	Fleet operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(4)	Technical management are fees paid to third-party technical managers.
(5)	Vessel operating costs per day includes technical management fees.

Ardmore Shipping Corporation Fleet List as at November 4, 2014

Vessel Name	Type	Dwt	IMO	Built	Built	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	3	Feb-13	Korea	MI	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	3	Jun-13	Korea	MI	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	3	Jan-14	Korea	MI	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	3	Feb-14	Korea	MI	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2	Jul-13	Korea	MI	Eco-Design
Ardmore Seafarer	Product	45,744	-	Aug-04	Japan	MI	Eco-Mod
Ardmore Seatrader	Product	47,141	-	Dec-02	Japan	MI	Eco-Mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-Mod
Ardmore Seamariner	Product	45,726	-	Oct-06	Japan	MI	Eco-Mod
Ardmore Sealeader	Product	47,463	-	Aug-08	Japan	MI	Eco-Mod
Ardmore Sealifter	Product	47,472	-	Jul-08	Japan	MI	Eco-Mod
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-Mod
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-Mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-Mod

On Order
SPP Hull S-1162	Product/Chemical	50,300	3	1Q15	Korea	MI	Eco-Design
SPP Hull S-1163	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-Design
SPP Hull S-1171	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-Design
SPP Hull S-1172	Product/Chemical	50,300	3	3Q15	Korea	MI	Eco-Design
HMD Hull H-2480	Product/Chemical	37,000	2	4Q14	Korea	MI	Eco-Design
HMD Hull H-2481	Product/Chemical	37,000	2	1Q15	Korea	MI	Eco-Design
FKA Hull N-2062	Product/Chemical	25,000	2	4Q14	Japan	MI	Eco-Design
FKA Hull N-2063	Product/Chemical	25,000	2	1Q15	Japan	MI	Eco-Design
FKA Hull N-2065	Product/Chemical	25,000	2	3Q15	Japan	MI	Eco-Design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-Design

Total	24	968,736

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net profit/(loss) and adjusted net earnings/(loss) per share, which are not measures prepared in accordance with U.S. GAAP and which are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before share-based compensation and initial public offering costs and certain other items that Ardmore believes are not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measure do not have standardized meanings, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA & Adjusted EBITDA	Three months ended		Nine months ended
	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Net profit/(loss)	117,298	(920,027)	(201,409)	(2,149,919)
Interest income	(3,077)	(2,320)	(13,377)	(4,511)
Interest expense and finance costs	1,056,730	1,060,320	2,946,752	3,003,269
Income tax	11,054	9,560	37,108	23,942
Depreciation	4,081,901	2,335,138	10,505,031	6,064,064
Amortization of deferred dry dock expenditure	511,249	340,872	1,467,087	1,055,294
EBITDA	5,775,155	2,823,543	14,741,192	7,992,139
IPO related fees and expenses	-	368,875	-	721,375
Share based compensation (non-cash)	347,584	213,883	1,035,538	219,508
Adjusted EBITDA	6,122,739	3,406,301	15,776,730	8,933,022

Adjusted net profit/(loss)	Three months ended		Nine months ended
	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
Net profit/(loss)	117,298	(920,027)	(201,409)	(2,149,919)
IPO related fees and expenses	-	368,875	-	721,375
Deferred finance fee write off	-	-	-	179,816
Share based compensation (non-cash)	347,584	213,883	1,035,538	219,508
Adjusted net profit/(loss)	464,882	(337,269)	834,129	(1,029,220)

Adjusted net earnings/(loss) per share, basic and diluted	0.018	(0.023)	0.035	(0.100)
Weighted average number of shares, basic and diluted	26,100,000	14,680,435	24,042,308	10,284,189

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations:
The IGB Group
Mr. Leon Berman, 212-477-8438
lberman@igbir.com